JULIE A. SMITH D 214.922.4113 F 214.922.4142 jsmith@hallettperrin.com

May 28, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Re:	Capview Residential Income – Fund VII, LP Amendment No. 3 to Offering Statement on Form 1-A Filed May 17, 2021 File No. 024-11443

Ladies and Gentlemen:

On behalf of Capview Residential Income – Fund VII, LP (“CRI7”) we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to CRI7 dated May 26, 2021 (the “Comment Letter”) regarding Company’s Offering Statement on Form 1-A (CIK 0001839702) (the “Offering Statement”).

CRI7 is concurrently filing via EDGAR today Amendment No. 4 to the Offering Statement (“Amendment No. 4”), which includes changes to the Offering Statement in response to the Staff’s comments set forth in the Comment Letter, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 4, which reflects all changes to the Offering Statement.

We understand that the Staff may have additional comments after reviewing Amendment No. 4 and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with CRI7’s responses immediately following each of the Staff’s comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to Amendment No. 4. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 4.

Amendment No. 3 to Form 1-A filed May 17, 2021

Plan of Distribution, page 18

1.

We note your response to comment 1 and deletion of the statement that the General Partner will accept or reject any subscription received within three months. Please revise to clarify the timeframe for accepting or rejecting subscriptions.

Response: In response to your comment, CRI7 has revised the disclosure on page 18 and elsewhere in Amendment No. 4 to clarify the process by which subscriptions will be accepted or rejected during the offering period. CRI7 intends to make the offering on a continuous basis, not a delayed basis, and CRI7 intends to commence the offering promptly (and within two calendar days) after the offering circular has been qualified. After the offering is qualified, CRI7 expects to conduct its initial closing promptly after it receives its first subscriptions and to have multiple closings thereafter throughout the offering period. CRI7 expects to have closings on at least a monthly basis and believes it will accept an individual investor’s subscription within a month of receipt of such investor’s complete subscription agreement.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

May 28, 2021

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 922-4113 or by email at jsmith@hallettperrin.com.

Sincerely, Hallett & Perrin, P.C.

By:
Julie A. Smith

Enclosure

cc:	John Hammill, Chief Executive Officer, Capview Partners, LLC
Kevin Connelly, Chief Financial Officer, Capview Partners, LLC